

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2022

Frederick Ahlholm
Chief Financial Officer
Minerva Neurosciences, Inc.
1601 Trapelo Road
Suite 286
Waltham, MA 02451

      Re: Minerva Neurosciences, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed March 1, 2022
          File No. 001-36517

Dear Mr. Ahlholm:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Financial Statements
Note 2 - Goodwill, page F-11

1.   We note the disclosure on page 12 that during 2021 you focused your resources on the lead drug candidate roluperidone and deferred the future development of MIN-301 until additional resources become available and as a result of your limited resources and development deferral combined with the overall market conditions, you recognized a non-cash charge of $15.2 million as of December 31, 2021 related to the impairment of the intangible asset for MIN-301. It appears that a significant portion of your goodwill was also recorded as part of this acquisition. Please explain to us how this decision and the overall market conditions were considered in your review of any possible goodwill impairment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences